

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 10, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Direxion Shares ETF Trust, under the Exchange Act of 1934:

- Shares of Beneficial Interest of the Direxion Daily 5G Communications Bull 2X Shares

- Shares of Beneficial Interest of the Direxion Daily Travel & Vacation Bull 2X Shares

Sincerely,